 1-A POS LIVE 0001767876 XXXXXXXX 024-10951 Otis Gallery LLC DE 2018 0001767876 7389 37-1921598 0 0 335 Madison Ave, 16th Floor New York NY 10017 201-479-4408 Michael Karnjanaprakorn Other 10175.00 0.00 216719.00 0.00 1467885.00 1011897.00 0.00 1011897.00 455988.00 1467885.00 0.00 0.00 0.00 -12231.00 0.00 0.00 Artesian CPA, LLC Series #KW 10000 000000000 N/A Series Drop 002 1000 000000000 N/A Series Drop 003 1000 000000000 N/A Series Drop 004 1000 000000000 N/A Series Drop 005 1250 000000000 N/A Series Drop 008 1000 000000000 N/A Series Drop 009 1 000000000 N/A Series Drop 010 1000 000000000 N/A Series Gallery Drop 011 1 000000000 N/A Series Gallery Drop 012 1 000000000 N/A N/A 0 000000000 N/A N/A 0 000000000 N/A true true Tier2 Audited Equity (common or preferred stock) Y Y N Y Y N 28080 18257 44.4801 1249000.00 0.00 0.00 0.00 1249000.00 Artesian CPA, LLC 10000.00 Bevilacqua PLLC 50000.00 North Capital Private Securities Corporation 22240.00 Bevilacqua PLLC 17000.00 154559 1149760.00 true AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 true